Issuer Free Writing Prospectus dated July 27, 2010

Relating to Preliminary Prospectus dated July 14, 2010

Filed Pursuant to Rule 433

Registration No. 333-167079

This free writing prospectus relates only to the securities of D. Medical Industries Ltd. and should be read together with the preliminary prospectus dated July 14, 2010 related to this offering, or the Preliminary Prospectus, included in Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-167079) relating to these securities. On July 27, 2010, we filed Amendment No. 7 to our Registration Statement on Form F-1, or Amendment No. 7, which may be accessed through the following link:

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001487525&owner=exclude&count=40.

References to “D. Medical,” “we,” “us,” “our” and “Company” are used in the manner described in the Preliminary Prospectus.

The following information is set forth in Amendment No. 7 and supplements and updates the information contained in the Preliminary Prospectus. All references to page numbers are to page numbers in Amendment No. 7.

Prospectus Summary

(i) The following rows in the table under the heading “Prospectus Summary – Summary Consolidated Financial Data – Consolidated Statements of Financial Position” on page 10 are revised as follows:

	Three months ended March 31, 2010		Year ended December 31, 2009
	(Unaudited)
	Convenience translation into US$	NIS	Convenience translation into US$ (Note 1(c))	NIS
	(In thousands)
Working capital	9,387	34,854	6,042	22,435
Provision for royalties to the Israeli Office of the Chief Scientist	1,163	4,320	1,090	4,048
Total liabilities	3,470	12,888	3,725	13,832
Accumulated losses	(42,495)	(157,787)	(38,632)	(143,442)

Risk Factors

(ii) The first two paragraphs under the heading “Risk Factors – Risks Related to Our Business – As a foreign private issuer under the U.S. securities laws with shares to be listed on The NASDAQ Capital Market, or NASDAQ, we will be permitted to follow our home country corporate governance practices instead of certain NASDAQ Marketplace Rules” on page 22 are revised as follows:

“As a foreign private issuer under the U.S. securities laws with shares to be listed on NASDAQ, we will be permitted to comply with our home country corporate governance practices instead of certain NASDAQ Marketplace Rules. We intend to follow Israeli law and practice instead of the applicable NASDAQ Marketplace Rules regarding the number of independent directors on our board of directors, the composition of our compensation committee, the director nominations process and the requirements relating to quorum and timing of our annual meetings, proxy solicitations, review of related-party transactions and shareholder approval for certain dilutive events. Accordingly, our shareholders may not enjoy the same protection intended to be afforded by the NASDAQ Marketplace Rules.

Instead, we intend to rely on the exemptions from the NASDAQ Marketplace Rules requiring that the majority of our board of directors be independent, that the compensation of executive officers be determined or recommended to the board by a committee comprised solely of independent directors, and that director nominees be selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a committee comprised solely of independent directors. Instead, we will follow Israeli law that requires two of our directors to be external directors (who will also be “independent” as defined by the NASDAQ Marketplace Rules), our compensation committee to be comprised solely of directors, including at least one external director, and our directors will be recommended by our board of directors for election by our shareholders.”

Use of Proceeds

(iii) The first sentence under the heading “Use of Proceeds” on page 49 is revised as follows:

“We estimate that the net proceeds we will receive from the sale of 2,727,273 ordinary shares in this offering will be approximately US$25,897 thousand, at an assumed public offering price of US$11.00 per ordinary share, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.”

(iv) The first sentence of the second paragraph in the section “Use of Proceeds” on page 49 is revised as follows:

“We intend to use approximately US$7,700 thousand of the net proceeds that we will receive from this offering to expand our sales and marketing operations; approximately US$5,500 thousand to expand our manufacturing capabilities; approximately US$8,500 thousand to finalize the research, development and commercialization of our Nilipatch insulin pump and approximately US$4,197 thousand for working capital and general corporate purposes.”

Selected Consolidated Financial Data

(v) The following rows in the table under the heading “Selected Consolidated Financial Data – Consolidated Statements of Financial Position” on page 54 are revised as follows:

	Three months ended March 31,			Year ended December 31,
	2010	2010	2009	2009	2009	2008	2007
	(Unaudited)
	Convenience translation into US$	NIS		Convenience translation into US$ (Note 1(c))	NIS
	(In thousands)
Working capital	9,387	34,854	15,198	6,042	22,435	18,412	20,895
Provision for royalties to the Israeli Office of Chief Scientist	1,163	4,320	3,681	1,090	4,048	3,193	—
Total liabilities	3,470	12,888	8,834	3,725	13,832	8,895	21,891
Accumulated losses	(42,495)	(157,787)	(127,502)	(38,632)	(143,442)	(125,007)	(114,967)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(vi) The first sentence under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Office of the Chief Scientist” on page 59 is revised as follows:

“Since 2004 and through March 31, 2010, we have received grants from the Office of the Chief Scientist as participation in research and development activities in the aggregate amount of approximately NIS 7,422 thousand (US$1,999 thousand).”

(vii) The first sentence under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” on page 70 is revised as follows:

“Since commencing our operations as a medical device company in 2004 through March 31, 2010, we have funded our operations primarily through private placements and public offerings of our ordinary shares, and grants from the Office of the Chief Scientist in the aggregate amount of NIS 7,422 thousand (US$1,999 thousand).”

Management

(viii) The first two paragraphs under the heading “Management – NASDAQ Marketplace Rules and Home Country Practices” on page 117 are revised as follows:

“As a “foreign private issuer,” as such term is defined under Rule 405 of the Securities Act, with shares to be listed on NASDAQ, we will be permitted to comply with our home country corporate governance practices instead of certain NASDAQ Marketplace Rules. We intend to follow Israeli law and practice instead of the applicable NASDAQ Marketplace Rules regarding the number of independent directors on our board of directors, the composition of our compensation committee, the director nominations process and the requirements relating to quorum and timing of our annual meetings, proxy solicitations, review of related-party transactions and shareholder approval for certain dilutive events. Accordingly, our shareholders may not enjoy the same protection intended to be afforded by the NASDAQ Marketplace Rules.

Instead, we intend to rely on the exemptions from the NASDAQ Marketplace Rules requiring that the majority of our board of directors be independent, that the compensation of executive officers be determined or recommended to the board by a committee comprised solely of independent directors and that director nominees be selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a committee comprised solely of independent directors. Instead, we will follow Israeli law that requires two of our directors to be external directors (who will also be “independent” as defined by the NASDAQ Marketplace Rules), our compensation committee to be comprised solely of directors, including at least one external director, and our directors will be recommended by our board of directors for election by our shareholders.”

(ix) The first paragraph under the heading “Management – Employee Benefit Plans – The 2005 Plan” on page 123 is revised as follows:

“Under the 2005 Plan, we were permitted to grant to our employees, directors, contractors and consultants or their affiliates options to purchase our ordinary shares. For the purposes of the 2005 Plan, “affiliate” means any company (i) that is our “controlling shareholder” (as such term is defined in Section 102 of the Ordinance), or (ii) of which we are a controlling shareholder, or (iii) which has a controlling shareholder that is also our controlling shareholder. We have exhausted the initial pool of ordinary shares available under the 2005 Plan. However, our board of directors has resolved that additional issuances of options under the 2005 Plan will result in a commensurate increase in the number of ordinary shares available under the 2005 Plan.”

Description of Share Capital

(x) The second bullet point in the third paragraph under the heading “Description of Share Capital – Ordinary Shares” on page 139 is revised as follows:

“During 2007, warrants to purchase 350,674 of our ordinary shares were exercised for aggregate consideration of NIS 11,923 thousand (US$3,211 thousand).”

Israeli Taxation and Government Programs

(xi) The table under the heading “Israeli Taxation and Government Programs – Office of the Chief Scientist” on page 151 is revised as follows:

“Currently, Nilimedix and G-Sense have applied and received the following grants under Office of the Chief Scientist programs.

Date of Approval Letter (day/month/year)	Subject of the Program	Total Amount Approved in NIS	Total Amount of Grant in NIS	Actual Grants Received in NIS	Performance Period (day/month/year)
		(in thousands)
12.3.2002	Innovative Insulin Pump	719	611	607	1.9.2002-31.8.2003
11.5.2003	Innovative Insulin Pump Second Year	719	611	607	1.9.2003-31.8.2004
15.11.2005	Innovative Insulin Pump	3,000	900	657	1.7.2005-30.6.2006
12.2.2007	Innovative Insulin Pump	3,500	1,050	1,044	1.10.2006-30.9.2007
16.3.2008	Passive Insulin Pump on the basis of MEMS and MI technology	4,200	1,680	1,663	1.10.2007-30.9.2008
13.1.2009	MEMS based passive insulin pump	6,000	2,400	1,722	1.10.2008-30.11.2009
1.4.2009	Development of a Minimally Invasive System for Continuous Monitoring of Glucose Level and Trend	5,268	2,634	1,122	1.12.2008-30.4.2010
28.4.2010	Advanced Passive Insulin Pump	5,980	2,392	832	1.12.2009-30.11.2010”

(xii) The first sentence of the second full paragraph under the heading “Israeli Taxation and Government Programs – Office of the Chief Scientist” on page 152 is revised as follows:

“As of March 31, 2010, Nilimedix had received the aggregate sum of NIS 6,300 thousand (US$1,697 thousand) as grants from the Office of the Chief Scientist.”

Other Expenses of Issuance and Distribution

(xiii) The section “Other Expenses of Issuance and Distribution” on page 169 is revised as follows:

“The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by our company in connection with the sale of ordinary shares in this offering. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

	Amount to be Paid
SEC registration fee	US$	2,829.34
FINRA filing fees		3,977.00
NASDAQ listing fee		50,000.00
Printing and engraving expenses		250,000.00
Legal fees and expenses		900,000.00
Accounting fees and expenses		300,000.00
Transfer agent and registrar fees		7,000.00
Miscellaneous		100,000.00

Total		1,613,806.34	”

Underwriting

(xiv) The second full paragraph under the heading “Underwriting—Underwriting Compensation” on page 159 is revised as follows:

“We estimate that the total expenses of this offering, excluding the underwriters’ discounts and commissions, a non-accountable expense allowance and any exercise of the underwriters’ over-allotment option, will be approximately $1,614 thousand.”

(xv) The following sentence is added to the end of the fourth full paragraph under the heading “Underwriting—Underwriting Compensation” on page 159:

“In addition, upon the occurrence of certain “fundamental transactions,” such as an all cash transaction, a transaction involving an entity not traded on a national securities exchange or a Rule 13e-3 transaction (as defined in Rule 13e-3 under the Exchange Act), in each case in which we are not the “successor entity,” the holders of the warrants, at their option, will be entitled to receive the “Black Scholes value” of the warrants as of the time of any such “fundamental transaction” as determined in accordance with the terms of the warrants.”

Unaudited Interim Consolidated Financial Statements

(xvi) The following row in the table under the section “Condensed Consolidated Statements of Financial Position” in our unaudited interim consolidated financial statements on page F-56 is revised as follows:

				Convenience translation into US$ (In thousands) (note 1c)
	March 31,		December 31, 2009	March 31, 2010
	2010	2009
	(unaudited)		(audited)	(unaudited)
Total liabilities	12,888	8,834	13,832	3,470

This free writing prospectus contains forward-looking information and we refer you to the sections “Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in Amendment No. 7.

D. Medical has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents D. Medical has filed with the SEC for more complete information about D. Medical and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, D. Medical and any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Rodman & Renshaw, LLC, via telephone: 1-212-356-0526; facsimile: 1-212-356-0536; or email: aaranoff@rodman.com; or ThinkEquity LLC, via telephone: 1-415-249-2935; facsimile: 1-415-772-9976; or email: prospectus@thinkequity.com.

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